Via Facsimile and U.S. Mail
Mail Stop 6010

November 29, 2007

Mr. Paul J. Malvasio
Executive Vice President and
Chief Financial Officer
The Navigators Group, Inc.
One Penn Plaza
New York, NY 10119

      Re: The Navigators Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 0-15886

Dear Mr. Malvasio:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Overview
Net Losses and Loss Adjustment Expenses Incurred, page 54

1.   We believe your disclosure in MD&A regarding the estimation of the reserve for losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of

MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Notwithstanding your responses to comments two and three of our letter dated December 8, 2005, please revise your disclosure to provide the following information for each material line of business and also consider providing any additional information to achieve this objective.

a. Although you identify some of the actuarial methods you utilize, you do not appear to describe these methods nor explain in what circumstances you apply each method. Please describe the methods you used to determine your reserve for losses and loss adjustment expenses. Please ensure this description:

1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

b. Describe your policy, if any, for adjusting the reserve for losses and loss adjustment expenses to an amount that is different than the amount determined by your actuaries.

1. If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

c. It appears that your revision of prior year reserves has significantly increased in 2007 as compared to the rate of revision in 2006 and 2005 as demonstrated in your SOP 94-5 table on page 10. The 2007 adjustment of prior year reserves also appears to be significant to your 2007 net income. Your disclosure of the lines of business contributing to the 2007 adjustment does not appear to provide meaningful information to investors. Please revise your disclosure to explain the reasons for your change in estimate for your specialty and marine businesses as well as your Lloyd's Operations:

1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31, 2007 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. In this regard, your disclosure of examples of sensitivity in specific instances does not appear to indicate whether theses hypothetical changes are reasonably likely to occur and whether there are other key assumptions that are reasonably likely to change that would also affect your reserve balances and results of operations.

2. On page 59 you disclose the use of outside actuaries who perform annual loss reserve studies you use to judge the reasonableness of your recorded loss reserves. Your reference to these outside actuaries suggests that you are placing reliance on

them, which the staff believes requires that the firm's name be included in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the actuaries must be provided in the '33 Act registration statement. Please advise.

Notes to Consolidated Financial Statements
Note 3: Segment Information, page F-17

3.   Please revise your disclosure to provide your revenue for each group of similar products and services or tell us where you have made this disclosure in your financial statements. Please see paragraph 37 of SFAS 131. It appears that you should disclose the components of revenue in the financial statement at least at the level you disclose in MD&A on page 50.

Note 1: Organization and Summary of Significant Accounting Policies
Investments, page F-10

4.   It is apparent that you invest significantly in mortgage- and asset-backed securities. Please revise your accounting policy note to include a discussion of the accounting treatment applied to your investments in mortgage and asset backed securities. Specifically indicate how you handle differences in actual prepayment assumptions from your original estimates. Separately reference for us in your response the authoritative literature you rely upon to support your accounting.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant